MANAGEMENT INFORMATION CIRCULAR/PROXY STATEMENT

This Management Information Circular/Proxy Statement (the "Circular") is furnished to shareholders of Intier Automotive Inc. (the "Corporation" or "Intier Automotive") in connection with the solicitation by and on behalf of the management of the Corporation of proxies to be used at the Annual Meeting of Shareholders (the "Meeting") of the Corporation to be held at The Design Exchange, Toronto-Dominion Centre, 234 Bay Street, 2nd Floor, Toronto, Ontario, Canada, on Wednesday, May 5, 2004, commencing at 10:00 a.m. (Toronto time), and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the attached Notice of Annual Meeting of Shareholders (the "Notice").

This Circular, the Notice and the accompanying form of proxy are first being mailed to shareholders of the Corporation on or about April 7, 2004. The Corporation will bear all costs associated with the preparation and mailing of this Circular, the Notice and the accompanying form of proxy as well as the cost of the solicitation of proxies. The solicitation will be primarily by mail; however, officers and regular employees of the Corporation may also directly solicit proxies (but will not receive additional compensation for such activities) personally, by telephone, by telefax or by other means of electronic transmission. Banks, brokerage houses and other custodians and nominees or fiduciaries will be requested to forward proxy solicitation material to their principals and to obtain authorizations for the execution of proxies and will be reimbursed for their reasonable expenses in doing so.

All amounts referred to in this Circular are presented in United States dollars, unless otherwise noted.

APPOINTMENT AND REVOCATION OF PROXIES

Registered Holders

The persons named in the accompanying form of proxy for the Class A Subordinate Voting Shares are officers or directors of the Corporation. A shareholder has the right to appoint a person (who need not be a shareholder of the Corporation) as nominee to attend and act for and on such shareholder's behalf at the Meeting other than the management nominees named in the accompanying form of proxy. This right may be exercised either by striking out the names of the management nominees where they appear on the front of the form of proxy and by inserting in the blank space provided the name of the other person the shareholder wishes to appoint as proxyholder, or by completing, signing and submitting another proper form of proxy naming such other person as proxyholder.

A shareholder who has given a proxy may, in addition to revocation in any other manner permitted by applicable Canadian law, revoke the proxy within the time periods described in this Circular, by an instrument in writing executed by the shareholder or by his/her attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized.

Shareholders desiring to be represented at the Meeting by proxy or to revoke a proxy previously given, must deposit their form of proxy or revocation of proxy at one of the following locations: (i) the principal executive office of the Corporation at 521 Newpark Boulevard, Newmarket, Ontario, Canada L3Y 4X7; or (ii) the office of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, addressed to the Secretary of the Corporation, not later than 5:00 p.m. (Eastern Standard Time) on the last business day preceding the day of the Meeting, (or any adjournment(s) or postponement(s) thereof). If a shareholder who has completed a proxy attends the Meeting in person, any votes cast by such shareholder on a poll will be counted and the proxy will be disregarded.

Non-Registered Holders

Only registered shareholders, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, shares beneficially owned by a holder (a "Non-Registered Holder") are registered either:

(a)

In the name of an intermediary that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of registered plans; or

(b)	In the name of a depository (such as The Canadian Depository for Securities Limited) of which the intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 of the Canadian securities laws, the Corporation will be distributing copies of the Notice, this Circular, the accompanying form of proxy and the Intier Automotive 2003 Annual Report (collectively, the "meeting materials") to the depository and intermediaries for further distribution to Non-Registered Holders. National Instrument 54-101 requires intermediaries to forward the meeting materials to all Non-Registered Holders and receive voting instructions from them, unless a Non-Registered Holder has waived the right to receive the meeting materials. Intermediaries often use service companies to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive the meeting materials will either:

(a)

Be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions set out on the voting instruction form (which may, in some cases, permit the completion of the voting instruction form by telephone or the internet); or

(b)

Less typically, be given a proxy which has already been signed by the intermediary (usually by way of a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. In this case, the Non-Registered Holder who wishes to submit the proxy should otherwise properly complete and deposit it with the Corporation or Computershare Trust Company of Canada, as described above. This proxy need not be signed by the Non-Registered Holder.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives a proxy signed by the intermediary wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the name of the Non-Registered Holder (or such other person) in the blank space provided. A Non-Registered Holder who receives a voting instruction form should follow the corresponding instructions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their intermediaries and their intermediaries' service companies.

VOTING OF PROXIES

The shares represented by any valid proxy in favour of the nominees named in the accompanying form of proxy will be voted for or withheld from voting (abstain) on the election of directors, the reappointment of the Auditors and the authorization of the Audit Committee of the Board of Directors to fix the remuneration of the Auditors, in accordance with any specifications or instructions made by a shareholder on the form of proxy. In the absence of any such specifications or instructions, such shares will be voted FOR the election as directors of the management nominees named in this Circular, and FOR the reappointment of Ernst & Young LLP as Auditors and the authorization of the Audit Committee of the Board of Directors to fix the Auditors' remuneration.

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice and with respect to such other business or matters which may properly come before the Meeting or any adjournments or postponements thereof. As of the date of this Circular, the Corporation is not aware of such amendments or any other matter to be addressed at the meeting.

RECORD DATE

The board of directors of the Corporation (the "Board") has fixed the close of business on March 25, 2004 as the record date (the "Record Date") for the Meeting. Only holders of record of Class A Subordinate Voting Shares and Class B Shares of the Corporation at the close of business on the Record Date are entitled to receive notice of and to attend and vote at the Meeting except that, in accordance with applicable law, a transferee of Class A Subordinate Voting Shares or Class B Shares acquired after the Record Date shall be entitled to vote at the Meeting if such transferee produces properly endorsed share certificates or otherwise establishes ownership of such shares and has demanded in writing not later than ten days before the Meeting that the name of such transferee be included in the list of shareholders entitled to vote at the Meeting.

VOTING SECURITIES AND THEIR PRINCIPAL HOLDERS

As at March 31, 2004 there were issued and outstanding 6,511,939 Class A Subordinate Voting Shares. Holders of Class A Subordinate Voting Shares as at the time of taking any vote on the date of the Meeting are entitled to cast one (1) vote per Class A Subordinate Voting Share held by them on each matter to be acted on at the Meeting.

As at March 31, 2004 there were issued and outstanding 42,751,938 Class B Shares. Holders of Class B Shares as at the time of taking any vote on the date of the Meeting are entitled to cast 20 (twenty) votes per Class B Share held by them on each matter to be acted on at the Meeting.

The following table sets forth information with respect to the only shareholders known to the directors or officers of the Corporation to own beneficially, directly or indirectly, or exercise control or direction over, more than ten per cent (10%) of the issued and outstanding Class A Subordinate Voting Shares or Class B Shares of the Corporation, as at March 31, 2004:

	Class of Shares	Number of Shares	Percentage of Class
Magna International Inc. (1)	Class B	7,324,932	17.13%
893898 Ontario Inc. (1) (2)	Class B	7,882,961	18.44%
2004189 Ontario Inc. (1) (2)	Class B	11,565,159	27.05%
989891 Ontario Inc. (1) (2)	Class B	15,978,886	37.38%
Donald Walker	Class A	700,000	10.75%

(1)

The Stronach Trust controls Magna International Inc. ("Magna") through its indirect ownership of 726,829 Class B shares of Magna, such shares representing 66.3% of the total votes attached to Magna's outstanding voting securities. Mr. Frank Stronach, the founder and Chairman of Magna, together with three other members of his family, is a trustee of the Stronach Trust. Mr. Stronach is also one of the members of the class of potential beneficiaries of the Stronach Trust.

(2)	893898 Ontario Inc., 2004189 Ontario Inc. and 989891 Ontario Inc. are wholly owned subsidiaries of Magna.

FINANCIAL STATEMENTS AND AUDITORS' REPORT

Management, on behalf of the Board of Directors, will submit to the shareholders at the Meeting the Consolidated Financial Statements of the Corporation for the financial year ended December 31, 2003 and the Auditors' Report thereon, but no vote by the shareholders with respect thereto is required or proposed to be taken. The Consolidated Financial Statements and Auditors' Report are included in the Corporation's 2003 Annual Report which is being mailed to shareholders with the Notice and this Circular.

MATTERS TO BE ACTED ON AT THE MEETING

Election of Directors

Under the Articles of the Corporation, the Board is to consist of a minimum of three (3) and a maximum of fifteen (15) directors. A special resolution passed by the shareholders of the Corporation on May 31, 2001 authorized the directors to determine the number of directors of the Corporation from time to time. Pursuant to that resolution, the number of directors has been set at nine. The term of office of each director expires at the time of the Meeting unless successors are not elected, in which case the directors remain in office until their successors are elected by the shareholders of the Corporation.

Management proposes to nominate, and the persons named in the accompanying form of proxy will vote for (in the absence of specifications or instructions to abstain from voting on the proxy), the election of the nine (9) persons whose names are set forth below, but will not vote for a greater number of persons than the number of nominees named in the form of proxy. A shareholder may withhold his/her vote with respect to any individual nominee by striking a line through the particular nominee's name in the form of proxy. Management does not contemplate that any of the nominees will be unable to serve as a director. If, as a result of circumstances not now contemplated, any nominee shall be unavailable to serve as a director, the proxy will be voted either for the election of such other person or persons as management may select, or for the election of the remaining nominees named in the form of proxy if the Board further reduces the number of directors in accordance with applicable law prior to the Meeting. Each director elected will hold office until the next annual meeting of shareholders of the Corporation, or until his respective successor is elected or appointed in accordance with applicable law and the Corporation's by-laws. The following table sets forth information with respect to each of the management nominees for director, including the number of the Class A Subordinate Voting Shares and Class B Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each such nominee, as at March 31, 2004:

Name of Nominee	Age	Director Since	Other Positions and Offices Presently Held With Corporation	Principal Occupation	Class A Subordinate Voting Shares/ Per Cent of Class	Class B Shares/ Per Cent of Class
Donald J. Walker (3)	47	May 31, 2001	President, Chief Executive Officer and Chairman	President, Chief Executive Officer and Chairman of the Corporation	700,000 / 10.75%	Nil
Flavio Cotti	64	March 27, 2002	None	Corporate Director	1,206 (5)	Nil
Neil G. Davis (2) (3)	48	August 9, 2001	None	Partner, Davis Webb Schulze & Moon (Barristers and Solicitors)	1,713 (5)	Nil
Vincent J. Galifi (2)	44	February 23, 2004	None	Executive Vice-President and Chief Financial Officer, Magna International Inc.	34,427 (5)	Nil
Louis E. Lataif (1) (2) (4)	65	August 9, 2001	None	Dean of the School of Management of Boston University	2,913 (5)	Nil
Edward C. Lumley (1)(2)	64	August 9, 2001	None	Vice-Chairman, BMO Nesbitt Burns (Investment and Corporate Banking)	3,713 (5)	Nil
Rudolf Streicher	64	August 9, 2001	None	Consultant	1,713 (5)	Nil
Siegfried Wolf	46	March 27, 2002	None	Executive Vice-Chairman, Magna International Inc.	131,915 / 2.03%	Nil
Lawrence Worrall (1)(3)	60	August 9, 2001	None	Corporate Director	2,213 (5)	Nil

(1)	Member of the Audit Committee.
(2)	Member of the Corporate Governance and Compensation Committee.
(3)	Member of the Health and Safety and Environmental Committee.
(4)	Lead Director of the Board of Directors.
(5)	These shares represent less than 1% of the class.

All of the management nominees were elected or appointed as of the dates indicated in the above table. Each of the nominees has held the principal occupation identified above for the past five years with the exception of the following individuals:

(1)

Donald Walker - Mr. Walker was appointed as Chairman on February 23, 2004 and as President and Chief Executive Officer of Intier Automotive effective on February 21, 2001. Prior to that time, Mr. Walker served as Magna's President and Chief Executive Officer.

(2)

Flavio Cotti - Mr. Cotti is currently Chairman of the International Advisory Board of the Credit Suisse Group as well as a member of the Board of Directors of Fiat S.p.A. and Georg Fischer Ltd and a member of the Board of Trustees of the Jacobs Foundation. He was formerly the President of the Swiss Confederation in 1991 and 1998. He also served as the Swiss Minister of Home Affairs from 1988 to 1992 and Swiss Minister of Foreign Affairs from 1993 until April 1999.

(3)

Rudolf Streicher - Dr. Streicher, currently a consultant since 2000, was Chief Executive Officer of OIAG prior to that time in 1999 and part of 2000. He is the Chairman of the Supervisory Board of Voest-Alpine Stahl AG and Boehler Uddeholm AG. He has also previously served as the Austrian Minister for Economic Affairs and Transportation as well as the Managing Director and Chairman of the Board of Steyr-Daimler-Puch AG and Austria Metall AG.

(4)

Siegfried Wolf - Mr. Wolf is employed by certain European subsidiaries of Magna and, in addition to being a director of Magna and the Corporation, is currently the Executive Vice-Chairman of Magna (since May 9, 2002). Prior to that time, Mr. Wolf was Vice-Chairman of Magna (since January 14, 2002), prior to which he served as the President and Chief Executive Officer of Magna's Magna Steyr group (since February 21, 2001), the Vice-Chairman of Magna (since March 8, 1999) as well as the President of Magna Europe (since July 1, 1995).

(5)

Lawrence Worrall - Mr. Worrall, a Certified Management Accountant, is retired and worked for over 30 years in various financial and operational capacities at General Motors of Canada Limited. Prior to his retirement, Mr. Worrall was Vice-President, Purchasing, Strategic Planning and Operations as well as a member of the board of directors of General Motors of Canada Limited.

There are no contracts, arrangements or understandings between any management nominee and any other person (other than the directors and officers of the Corporation acting solely in such capacity) pursuant to which the nominee has been or is to be elected as a director.

All directors and officers of the Corporation as a group (17 persons) owned beneficially or exercised control or direction over 931,303 Class A Subordinate Voting Shares, or approximately 14.30% of the class, as at March 31, 2004.

Board

In accordance with its written mandate which was recently approved by the Board on March 25, 2004, the Board oversees the business and affairs of the Corporation, supervises senior management's day-to-day conduct of business, establishes or approves overall corporate policies where required and involves itself jointly with management in ensuring the creation of shareholder value and the preservation and protection of the Corporation's assets as well as in establishing the Corporation's strategic direction. The Board acts through regularly scheduled Board meetings, which are held on a quarterly basis, with additional meetings being scheduled when required. A separate strategic planning and business plan meeting is also held each year. There were six (6) meetings of the Board during fiscal 2003 and there have been an additional two (2) meetings thus far in 2004. In addition, there is continued communication between senior management and Board members between meetings both on an informal basis and through committee meetings.

Mr. Louis E. Lataif was appointed as Lead Director by the Board effective March 25, 2003. The Lead Director's duties include representing the Corporation's outside and unrelated directors in discussions with senior management of the Corporation and Magna as significant shareholder on corporate governance issues and other matters, assisting in identifying potential nominees to the Board, assisting in ensuring that the Board functions independently of management, assisting in the establishment of a Board self-assessment process and performing such other duties and responsibilities as are delegated by the Board from time to time.

Board Committees

The Board has established three (3) standing committees: the Audit Committee, the Corporate Governance and Compensation Committee and the Health and Safety and Environmental Committee, and has prescribed the responsibilities and mandates of such committees. The Corporation does not have an Executive Committee. Other committees may be established by the Board from time to time as circumstances require.

The Audit Committee, composed of Mr. Worrall (Chairman), Mr. Lataif and Mr. Lumley, operates under the Corporation's by-laws and applicable law in addition to its written mandate. This committee has general authority in relation to the Corporation's financial affairs as well as the specific responsibility to review the Corporation's quarterly and annual financial statements and other financial information and report thereon to the Board, to evaluate the performance of, review the independence of, review and approve the annual audit and non-audit related fees of, and to make recommendations to the shareholders as to the annual appointment of the Auditors. In addition, the committee reviews the Management's Discussion and Analysis of Results of Operations and Financial Condition prior to its inclusion in the Corporation's Annual Report and quarterly reports to shareholders, and has certain responsibilities relating to internal and external audits, the review of any alleged illegal, improper or fraudulent behaviour, internal controls and procedures, the review of material off balance sheet transactions, the application of accounting principles, corporate integrity, risk assessment and other matters. The Audit Committee also annually reviews and reassesses the adequacy of its written charter (mandate) and receives and reviews with the Auditors the written disclosures and related letter from the Auditors and reviews and discusses the independence of the Auditors, including the extent of non-audit services provided by the Auditors to the Corporation.

The Health and Safety and Environmental Committee, composed of Mr. Davis (Chairman), Mr. Walker and Mr. Worrall, works directly with the Corporation's human resources management on health and safety and environmental matters. This committee ensures that a management system is in place in each of these areas and that there are audit and other controls in place to ensure the effectiveness of such systems. The committee meets semi-annually to review significant issues in each area with human resources management and reports to the Board as material matters arise, but not less than annually. The committee also conducts an annual review of the Corporation's Health, Safety and Environmental Policy and, following the completion of such review, provides to the Board its recommendations for changes to the Policy.

The Corporate Governance and Compensation Committee, composed of Mr. Lumley (Chairman), Mr. Davis, Mr. Galifi (who replaced Ms. Stronach) and Mr. Lataif (who was appointed as an additional member on March 25, 2004), operates under applicable law in addition to its written mandate. The Board has delegated to the Corporate Governance and Compensation Committee responsibility for developing the Corporation's approach to corporate governance issues, including assessing the effectiveness of the Corporation's system of corporate governance as a whole, monitoring the relationship between Board and management, assessing the effectiveness of the Board and each committee of the Board as a whole, recommending timely changes to the role, size and composition of the Board and the committees of the Board, overseeing the application of and compliance with the Corporation's Corporate Constitution, and for preparing the Corporation's response to the TSX Guidelines. This committee also administers compensation related plans, including the Corporation's stock option plan and the Canadian and U.S. pension plans; reviews management succession planning; reviews and makes recommendations to the Board regarding executive compensation, including the Chief Executive Officer's compensation, and provides its Report on Executive Compensation. See "Compensation of Directors and Executive Officers - Corporate Governance and Compensation Committee", "Report on Executive Compensation" and "Schedule "B" - Statement of Corporate Governance Practices" below.

Reappointment of Auditors

At the Meeting, the shareholders will be asked to reappoint Ernst & Young LLP as the Auditors of the Corporation, and both the Audit Committee and the Board recommend that the shareholders do so. The persons named in the accompanying form of proxy will therefore, in the case of a ballot and in the absence of specifications or instructions to abstain from voting on the form of proxy, vote for the reappointment of Ernst & Young LLP as the Auditors of the Corporation to hold office until the close of the next annual meeting of shareholders of the Corporation and to authorize the Audit Committee of the Board of Directors to fix the Auditors' remuneration.

Representatives of Ernst & Young LLP are expected to attend the Meeting and will have an opportunity to make a statement if they so desire. Such representatives are expected to be available to respond to appropriate questions.

AUDIT COMMITTEE AND AUDIT COMMITTEE REPORT

Audit Committee

The Audit Committee operates pursuant to the Corporation's by-laws and its written charter (mandate) as described under "Matters to be Acted on at the Meeting - Board Committees" above. The Audit Committee has reviewed its charter (mandate) and in December 2003 adopted a revised charter to reflect the changes to the Nasdaq Stock Market listing standards and all applicable United States Securities and Exchange Commission (the "SEC") rules issued pursuant to the Sarbanes-Oxley Act. A copy of the Audit Committee Charter is attached as Schedule "A" to the Circular. The Audit Committee met six (6) times during fiscal 2003 with representatives of the Auditors and, with the exception of one meeting, representatives of the Corporation's Internal Audit Department.

Each member of the Audit Committee is considered by the Corporation to be "unrelated" under the TSX Guidelines for Effective Corporate Governance, as referenced in Sections 472 to 474 of the TSX Company Manual, and to be "independent" under the existing Nasdaq Stock Market listing standards. The Corporation also considers each committee member to be "financially literate", and the Chairman of the Audit Committee to be an "audit committee financial expert", within the meaning of the rules of the SEC promulgated under the Sarbanes-Oxley Act.

Auditors' Independence

The Audit Committee has discussed with the Auditors their independence from management and the Corporation and has considered whether the provision of certain non-audit services is compatible with maintaining the Auditors' independence. Fees paid or payable to the Auditors for services provided in fiscal 2002 and fiscal 2003 (rounded to the nearest thousand dollars) were as follows:

	Fiscal 2002	Fiscal 2003
Audit services (1)	$900,000		$1,100,000
Audit-related services (2)	$140,000		$203,000
Tax services (3)	$498,000		$609,000
Other services (4)	$20,000	$	Nil

(1)

Includes all fees in respect of services performed in order to comply with generally accepted auditing standards ("GAAS"). In some cases, these may include an appropriate allocation of fees for tax services or accounting consultations, to the extent such services were necessary to comply with GAAS.

(2)

Generally consists of fees paid in respect of assurance and related services (e.g., due diligence), including such things as employee benefit plan audits, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

(3)

Includes all fees paid in respect of services performed by the Auditors' tax professionals, except those services required in order to comply with GAAS which are included under "Audit services". Tax services include Canadian, U.S., Mexican, European and other international tax compliance, tax planning and tax advice.

(4)	Consists of fees in respect of all services not falling under any of the foregoing categories.

The Audit Committee established a process for the pre-approval by the Audit Committee of all non-audit services in 2002. Pursuant to this process, during 2003, the Audit Committee established certain permitted fee limits for fiscal 2004, subject to regular quarterly review of such thresholds.

Audit Committee Report

In connection with the Consolidated Financial Statements for the financial year ended December 31, 2003, the Audit Committee has (1) reviewed and discussed the Consolidated Financial Statements with senior management, (2) discussed with the Auditors the matters required to be discussed by the Canadian Institute of Chartered Accountants and the U.S. Statement on Auditing Standards No. 61 (Communication with Audit Committees) as amended, (3) received and reviewed with the Auditors the written disclosures and related letter from the Auditors required by the Canadian Institute of Chartered Accountants and U.S. Independence Standards Board Standard No. 1 (Independence Discussion with Audit Committees) and discussed with the Auditors the independence of the Auditors as auditors of the Corporation and (4) reviewed with the Auditors their Audit Report on the Consolidated Financial Statements.

Management is responsible for the Corporation's internal controls and the financial reporting process. Ernst & Young LLP is responsible for performing an independent audit on the Corporation's consolidated financial statements in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards and issuing an auditors' report thereon. The Audit Committee's responsibility is to monitor and oversee these processes in accordance with its charter (mandate).

Based on these reviews and discussions and a review of the Audit Report, the Audit Committee has recommended to the Board, and the Board has approved, the inclusion of the Consolidated Financial Statements in the Corporation's 2003 Annual Report, and in the other forms and reports required to be filed by the Corporation with the applicable Canadian securities commissions, the SEC and applicable stock exchanges in respect of the financial year ended December 31, 2003.

The foregoing report is dated as of March 25, 2004 and is submitted by the Audit Committee of the Board:

Lawrence Worrall (Chairman)	Louis E. Lataif	Edward C. Lumley

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Summary Compensation Table

The following table sets forth a summary of all annual, long-term and other compensation earned for services in all capacities to the Corporation, its subsidiaries and other entities in which the Corporation has an interest, in respect of its three most recently completed fiscal years since the Corporation became a reporting issuer with respect to individuals who were, as at December 31, 2003, the Chief Executive Officer and the four other most highly compensated executive officers (collectively, the "Named Executive Officers") of the Corporation.

		Annual Compensation					Long-Term Compensation
Name and Principal Position	Financial Year	Salary		Bonus		Other Annual Compensation(1)	Securities Under Options Granted	All Other Compensation
Donald J. Walker (2) President, Chief Executive Officer and Chairman	2003 2002 2001	$ $ $	315,000 315,000 236,250	$ $ $	2,870,002 4,300,628 3,200,200	- - -	150,000 - 1,000,000	- - -
Michael E. McCarthy Executive Vice-President and Chief Financial Officer	2003 2002 2001	$ $ $	110,000 110,000 110,000	$ $ $	460,000 340,000 251,700	- - -	25,000 50,000 50,000	- - -
Scott Paradise (3) Executive Vice-President, Sales and Marketing	2003 2002 2001	$ $ $	100,000 100,000 100,000	$ $ $	425,000 400,000 400,000	- - -	20,000 30,000 20,000	- - -
Karl Steiner (4) Executive Vice-President, Sales, Europe	2003 2002 2001	$ $ $	129,694 108,290 75,500	$ $ $	288,421 242,722 272,000	- - -	8,000 20,000 20,000	- $204,783 -
Michael Sinnaeve (5) Vice-President, Quality and Operational Improvement	2003 2002 2001	$ $ $	110,000 110,000 64,167	$ $ $	160,000 98,800 37,121	- - -	15,000 15,000 15,000	- - -
(1)	Perquisites and other personal benefits do not exceed the lesser of Cdn.$50,000 and 10% of the total annual salary and bonus for each of the designated Named Executive Officers.
(2)

Mr. Walker commenced employment with the Corporation on February 21, 2001. Mr. Walker's employment contract provides that he is entitled to an annual cash bonus equal to 2% of the Corporation's pre-tax profits before profit sharing, social commitment and corporate bonus obligations, subject to a minimum bonus in 2001 and 2002 of eighty percent of the annual bonus he would have received under his former employment contract with Magna.

(3)

Mr. Paradise was neither directly employed nor compensated by the Corporation during 2001, 2002 and 2003, but was compensated by a Detroit-based sales representation company. Mr. Paradise's compensation paid by the sales representation company has been fully apportioned to the Corporation as he provided (through the sales representation company) all his services to the Corporation and its subsidiaries during such years.

(4)

Mr. Steiner was compensated in euros during 2002 and 2003. His compensation has been converted at the rate of euro 1.058 = $1.00 and euro 0.883 = $1.00, respectively, the average rate during those years. Mr. Steiner was compensated in Deutschemarks during 2001. His compensation has been converted at the rate of DM2.186 = $1.00, the average exchange rate during that year.

(5)	Mr. Sinnaeve commenced employment with the Corporation on June 1, 2001.

Under a life insurance policy assumed and maintained by the Corporation for Mr. Walker, which was originally provided by Magna in fiscal 1993, the Corporation is entitled to receive the accumulated cash value with respect to such policy and the specified death benefit payable under the policy on his death is to be paid to the beneficiaries designated by him.

Stock Option Plans, Grants and Exercises

Effective August 9, 2001, Intier Automotive adopted an incentive stock option plan in order to provide incentive stock options and stock appreciation rights in respect of its Class A Subordinate Voting Shares to eligible directors, officers and employees of the Corporation and its subsidiaries and to persons engaged to provide management or consulting services to the Corporation and its subsidiaries (the "Stock Option Plan"). Each option is exercisable in such manner as determined at the time of the grant, and the options granted will be for terms not exceeding ten years. Under the Stock Option Plan, the Corporation does not provide any financial assistance to participants in order to facilitate the purchase of Class A Subordinate Voting Shares thereunder. The maximum number of shares for which options and stock appreciation rights may be granted under the Stock Option Plan is six million Class A Subordinate Voting Shares, subject to certain adjustments. The option price is to be established at the time of the grant, but cannot be less than the closing price of the Corporation's Class A Subordinate Voting Shares on the TSX (with respect to options denominated in Canadian dollars) or on the Nasdaq National Market ("Nasdaq") (with respect to options denominated in U.S. dollars) on the trading day immediately prior to the date of the grant.

As at December 31, 2003, options to purchase an aggregate of 3,545,600 Class A Subordinate Voting Shares at prices ranging from Cdn.$21.00 to Cdn.$29.40 and U.S.$13.72 to U.S.$18.78 per share were outstanding under the Corporation's Stock Option Plan. The vesting period for each grant to the Corporation's employees, officers and directors is 5 years, with the expiration dates ranging from July 31, 2010 to July 31, 2012.

The following table sets forth certain information with respect to the grant of options under the Stock Option Plan to the Named Executive Officers during the financial year ended December 31, 2003:

Options Granted During the Financial Year Ended December 31, 2003 to Named Executive Officers
Name	Class A Subordinate Voting Shares Under Options Granted (#)	% of Total Options Granted in the Financial Year	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Donald J. Walker	150,000	31.81%	Cdn.$22.55	Cdn.$22.00	July 31, 2010
Michael E. McCarthy	25,000	5.30%	Cdn.$22.55	Cdn.$22.00	July 31, 2010
Scott Paradise	20,000	4.24%	U.S.$17.27	U.S.$17.00	July 31, 2010
Karl Steiner	8,000	1.70%	U.S.$17.27	U.S.$17.00	July 31, 2010
Michael Sinnaeve	15,000	3.18%	Cdn.$22.55	Cdn.$22.00	July 31, 2010

The following table provides certain information with respect to options for securities of the Corporation exercised by the Named Executive Officers during fiscal 2003 as well as the fiscal 2003 year end option values of all options granted to such persons up to December 31, 2003:

Named Executive Officers' Aggregate Option Exercises During the Financial Year Ended December 31, 2003 and Financial Year-End Option Values
Name	Class A Subordinate Voting Shares Acquired on Exercise (#)	Aggregate Value Realized on Exercise ($)	Unexercised Options at December 31, 2003 (1)		Value of Unexercised in-the-Money Options at December 31, 2003 (2)
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Donald J. Walker	Nil	Nil	630,000	520,000	Cdn.$1,251,300	Cdn.$885,200
Michael E. McCarthy	Nil	Nil	55,000	70,000	Cdn.$64,350	Cdn.$51,400
Scott Paradise	3,500	U.S.$14,980	24,500	42,000	U.S.$55,805	U.S.$70,100
Karl Steiner	Nil	Nil	21,600	26,400	U.S.$62,952	U.S.$55,208
Michael Sinnaeve	Nil	Nil	18,000	27,000	Cdn.$20,070	Cdn.$18,480

(1)	Class A Subordinate Voting Shares are the only securities for which options have been granted under the Corporation's Stock Option Plan.
(2)

The Class A Subordinate Voting Share closing price on December 31, 2003 on the TSX was Cdn.$23.06 and on Nasdaq was U.S.$17.89. Options granted to date to Messrs. Walker, McCarthy and Sinnaeve are denominated in Canadian dollars and options granted to date to Messrs. Paradise and Steiner are denominated in U.S. dollars.

Pension Plans

None of the executive officers, including the Named Executive Officers participate in any Magna or Corporation provided pension plans, including the Corporation's Canadian and U.S. defined benefit pension plans.

Employment Contracts

Prior to completion of the Corporation's initial public offering, the Corporation entered into an employment contract with Mr. Walker in connection with his agreement to serve as President and Chief Executive Officer of Intier Automotive commencing February 21, 2001 and continuing until terminated in accordance with its provisions. Mr. Walker's employment contract provides for a base salary of $315,000 per annum and an annual cash bonus equal to 2% of the Corporation's pre-tax profits before profit sharing, social commitment and corporate bonus obligations. His employment contract also provides for maintenance of the ownership of a declining minimum number of Intier Automotive Class A Subordinate Voting Shares by Mr. Walker, certain insurance and other fringe benefits, and certain confidentiality and non-competition obligations. The agreement also contains a termination provision permitting Mr. Walker's employment to be terminated by the Corporation by giving advance written notice of termination for a prescribed period of time or by paying a retiring allowance to Mr. Walker. Mr. Walker may also voluntarily resign his employment with the Corporation with notice. No notice or severance payment is required for a termination for just cause or on the voluntary resignation of Mr. Walker.

The employment contracts or arrangements for Messrs. McCarthy and Sinnaeve generally provide for base salaries, annual cash bonuses based on a specified percentage of the pre-tax profits before profit sharing of the Corporation with, in certain cases, the provision for minimum fixed bonuses in certain periods, the maintenance of the ownership of a minimum number of Class A Subordinate Voting Shares, confidentiality obligations and non-competition restrictions. Each employment contract provides that employment may be terminated by the Corporation either by giving advance written notice of termination for a minimum time period or by paying a retiring allowance or making a payment in lieu thereof.

Mr. Steiner has an employment contract with a European subsidiary of the Corporation which provides for a base salary, an annual bonus based on a specified percentage of the adjusted earnings before interest and tax of Intier Automotive's European operations (with certain contractual guaranteed bonuses in respect of fiscal 2002 and 2003); the maintenance of the ownership of a minimum number of Class A Subordinate Voting Shares; the provision by the European subsidiary of a company car as well as life insurance and disability insurance benefits for Mr. Steiner, confidentiality obligations, and non-solicitation and non-competition restrictions. The employment contract also provides that the employment may be terminated by giving advance written notice of termination for a minimum time period during which time Mr. Steiner's salary and bonus will continue to be paid.

In his capacity as Executive Vice-President, Sales and Marketing, Mr. Paradise does not have any employment contract with, nor did he receive any direct remuneration from Intier Automotive during fiscal 2003, other than the 20,000 options to acquire Class A Subordinate Voting Shares of the Corporation referred to in the "Summary Compensation Table" above. Mr. Paradise was compensated during fiscal 2003, 2002 and 2001 by a Detroit-based sales representation company.

No payments are required to be made under any employment contracts with the Named Executive Officers in the event of a change in the control of the Corporation. The maximum total amount payable by the Corporation to the Named Executive Officers pursuant to such contracts for severance is approximately $7.5 million in the aggregate.

Directors' Compensation

For calendar 2003, each director who was neither an employee nor an officer of the Corporation or Magna or any of their respective affiliates (an "Eligible Director") was paid (or was eligible to be paid) as remuneration for his services as a director of the Corporation, the amounts set out below:
Annual Board Retainer (total)	$20,000
Cash (maximum)	$10,000
Class A Subordinate Voting Shares	$10,000
Lead Director Fee	$8,000
Annual Committee Retainer	$2,500
Annual Committee Chair Retainer
Audit / Corporate Governance and Compensation Committees	$8,000
Health and Safety and Environmental Committee	$4,000
Per Meeting Fee
(Board and Committees)	$1,000
Written Resolutions Fee (per resolution)	$250
Board/Committee Work Day Fee	$1,500
Travel Day Fee (1)	$1,500
(1) Eligible Directors are also entitled to be reimbursed for travel and other expenses incurred by them in attending meetings of the Board or any committee.

In March 2004, the Board approved an amendment to the compensation payable to Eligible Directors to adjust such compensation to competitive levels and to reflect the responsibilities and risks involved in serving as a Board member, including the increasing demands being placed on directors' time and attention in general. Commencing January 1, 2004 each Eligible Director will be paid (or eligible to be paid) as remuneration for his services as a director of the Corporation, the amounts set out below:
Annual Board Retainer (total)	$30,000
Cash (maximum)	$15,000
Class A Subordinate Voting Shares	$15,000
Lead Director Fee	$15,000
Annual Committee Retainer	$7,500
Annual Committee Chair Retainer
Audit / Corporate Governance and Compensation Committees	$15,000
Health and Safety, and Environmental Committee	$6,000
Per Meeting Fee
(Board and Committees)	$1,500
Written Resolutions Fee (per resolution)	$250
Board/Committee Work Day Fee	$2,000
Travel Day Fee (1)	$2,000
(1) Eligible Directors are also entitled to be reimbursed for travel and other expenses incurred by them in attending meetings of the Board or any committee.

Under the Corporation's Stock Option Plan described below, existing members of the Board of Directors who are not the Corporation's employees received a grant of options for 10,000 of the Corporation's Class A Subordinate Voting Shares effective upon election as a director and a new grant of options will be made following the completion of each five continuous years of service as a member of the Board of Directors. The director options vest 20% on the date of grant and 20% on each of the next four anniversary dates of the date of grant. Mr. Siegfried Wolf was also granted an additional 50,000 options to acquire Class A Subordinate Voting Shares at a price of U.S.$13.72 per share in conjunction with the Corporation's initial public offering in addition to the 10,000 options he received as a member of the Board.

Corporate Governance and Compensation Committee

The Corporate Governance and Compensation Committee of the Board is comprised of Mr. E.C. Lumley (Chairman), Mr. N.G. Davis, Mr. V.J. Galifi and Mr. L.E. Lataif, the majority of whom are not employees, officers or former officers of the Corporation or its affiliates. Mr. Lumley and Mr. Davis served on the committee during 2003, together with Ms. Stronach, who resigned in January 2004. Mr. Galifi replaced Ms. Stronach on February 23, 2004 and Mr. Lataif was appointed as an additional member on March 25, 2004. The committee meets as required to review and make recommendations to the Board on the compensation of, and material contractual matters involving, the President and Chief Executive Officer and to review recommendations of the President and Chief Executive Officer regarding compensation for the other executive officers of the Corporation. The committee also has certain other responsibilities including the administration of the Stock Option Plan and the Canadian and U.S. pension plans, and is generally responsible for developing the Corporation's approach to corporate governance issues and assessing the effectiveness of the system of corporate governance at the Corporation as a whole, and other matters. A report on Intier Automotive's corporate governance practices, including certain aspects of its unique Corporate Constitution as well as Intier Automotive's application of the fourteen TSX Guidelines contained in Section 474 of Part IV of the TSX Company Manual, is set forth in Schedule "B" to this Circular.

Report on Executive Compensation

The Corporation's heritage as a Magna subsidiary means that it has adopted Magna's unique, entrepreneurial corporate culture which has evolved since Magna's founding approximately four decades ago. There are several key elements of this entrepreneurial culture. Firstly, the Corporation consistently emphasizes decentralization, which provides management with a high degree of autonomy at all levels of operation and which increases Intier Automotive's flexibility, customer responsiveness and productivity. Secondly, incentive-based compensation (such as variable profit-based bonuses and stock option grants) represents in most cases the majority of each senior manager's total compensation package. Under this variable compensation "risk and reward" philosophy, operational and corporate management have the incentive to emphasize consistent medium- and long-term profitability in order to provide such individuals with the potential to earn higher compensation than other management in comparable positions within the Corporation's industry peer group. In contrast, during periods of cyclical downturns, management compensation is reduced. The grant of stock options with longer term vesting provisions to senior corporate and operational management and the inclusion of minimum share maintenance provisions in their employment agreements also provide additional incentives to management to increase the Corporation's share price and create shareholder value. Finally, the Corporate Constitution attempts to balance the interests of shareholders, employees and management, defines the rights of employees (including management) and investors to participate in the Corporation's profits and growth and reflects certain of the entrepreneurial operational and compensation philosophies which attempt to align employee, management and shareholder interests. These operational and compensation philosophies and the Corporate Constitution enable the Corporation to maintain an entrepreneurial environment which encourages management and employee productivity, ingenuity and innovation.

It is the committee's objective to enable this entrepreneurial culture to continue to flourish, and it therefore intends to continue to apply Magna's long established compensation philosophies, which have been essential to Intier Automotive's continued success and its ability to attract, retain and motivate skilled, entrepreneurial employees at all levels of the Corporation's organization, as well as to maintain the alignment of shareholder and employee interests and create shareholder value.

In order to achieve this objective and consistent with the concepts reflected in the Corporate Constitution, certain managers who have senior operational or corporate responsibilities receive a remuneration package consisting of a base salary (which generally is lower than comparable industry standards) and an annual incentive bonus based on direct profit participation at the operating or corporate level at which such manager is involved. All other eligible Canadian, U.S., U.K. and Austrian employees of Intier Automotive historically participated in the Magna Employee Equity Participation and Profit Participation Program, which consists of a combination of a deferred profit sharing plan, employee pension plans in certain jurisdictions and cash payments to employees. Effective fiscal 2002, the Corporation established its own Employee Equity Participation and Profit Participation Program for such employees in lieu of their participation in the Magna program, whereby the Corporation contributes or allocates ten per cent (10%) of the Corporation's Employee Pre-Tax Profits Before Profit Sharing to such program.

The committee applies the following criteria in determining or reviewing recommendations for compensation for executive officers:

Base Salaries. Base salaries should be at levels generally below base salaries for comparable positions within a comparator group of North American industrial companies which have global businesses and are not generally increased on an annual basis. Fixed compensation costs are therefore minimized in cyclical or other down periods, with financial rewards coming principally from variable incentive cash compensation and long-term incentive compensation. See "Summary Compensation Table" above.

Incentive Compensation. The amount of direct profit participation of management and therefore the amount of compensation "at risk" increases with the level of performance and/or responsibility. Due to the variable nature of profit participation, incentive cash compensation is generally reduced in cyclical or other down periods due to reduced profits. As a result, senior management has an incentive to emphasize consistent growth in profitability over the medium- to long-term to ensure stable levels of annual compensation. Total cash bonuses for fiscal 2003 paid to the Named Executive Officers represented on average more than 75% of such individuals' total cash compensation and reflects the improved financial performance of the Corporation and the overall performance of management during fiscal 2003.

Under the Corporate Constitution, the aggregate incentive bonuses paid and payable to "Corporate Management" (which includes the Named Executive Officers and other executive officers of the Corporation) in respect of any financial year shall not exceed 6% of the Corporation's Pre-Tax Profits Before Profit Sharing for such year.

Long-Term Incentives. Minimum stock ownership has been required of all direct profit participators (including executive officers) for many years at Magna and has been continued at Intier Automotive. In addition, stock option grants to senior corporate and operating management have been made in order to encourage members of corporate and operational management to remain with Intier Automotive over the longer term, thereby promoting management stability, and further attempting to align management's interests with those of the Corporation's shareholders and encourage the enhancement of shareholder value. During fiscal 2003 the Corporation granted a total of 471,500 options to acquire Class A Subordinate Voting Shares of the Corporation to various officers of the Corporation and certain of its subsidiaries at an exercise price of Cdn.$22.55 or U.S.$17.27 per share (as applicable). Such options are exercisable until July 31, 2010 and vest in 20% installments over a period of five years. In addition, the stock option agreements for such options provide that a portion of the net after-tax gains on exercise be included for purposes of determining the optionees' minimum share ownership requirements under their employment contract.

Written Employment Contracts. The Corporation generally utilizes written employment contracts with its executive officers to reflect the terms of their employment, including compensation, severance, stock maintenance, confidentiality and non-competition arrangements. Prior to the renewal and/or material amendment of each such agreement, the committee intends to review the executive officer's compensation in the context of the Corporation's historical compensation philosophies and policies, such officer's individual performance and relevant comparators, with the objective of ensuring that such compensation is commensurate with the Corporation's performance and is primarily "at risk" and incentive based. The committee will conduct a review every two years with its external compensation consultants of comparison compensation as well as its compensation criteria and overall approach to ensure the continued competitiveness of its total compensation and effectiveness in achieving its compensation objectives.

In respect of the year 2003, the Corporate Governance and Compensation Committee met on four (4) occasions to, among other matters:
(i)	receive the report of the President and Chief Executive Officer on 2003 compensation payable to senior management of the Corporation and certain of its subsidiaries;
(ii)	review and consider the President and Chief Executive Officer's report on succession planning and senior management performance;
(iii)	conduct a review of the adequacy and competitiveness of the compensation of senior management with reference to the report of a third party consultant;
(iv)

review and approve the 2003 bonus amounts of certain members of senior management of the Corporation and its subsidiaries based on the recommendations of the Chief Executive Officer and the findings of the above-referenced compensation report;

(v)

review and make recommendations regarding the grant of additional stock options to members of senior management of the Corporation and certain of its subsidiaries based on the recommendations of the Chief Executive Officer and the findings of the above-referenced compensation report; and

(vi)	review and approve the Corporation's proxy materials relating to executive management and for its annual meeting to be held on May 5, 2004.

The committee conducted an extensive review of the salary, bonus and benefits compensation of the Corporation's senior management, including the Named Executive Officers, with a view to assessing the adequacy and competitiveness of such arrangements. To aid in the work of the committee, the Corporation retained the services of a recognized external compensation consulting firm to conduct a comparative analysis of existing compensation arrangements against a cross section of industry comparables. The Corporation's external compensation consultants prepared a comparative report in respect of 2003 compensation for various members of senior management using a group of 29 North American companies which have a global business, including four Canadian and 25 U.S. automotive component suppliers or similar industrial component suppliers, adjusted to account for differences in revenues. Based upon a review and consideration of the report's findings and a consideration of the Corporation's established compensation principles outlined above, the committee reviewed and approved the President and Chief Executive Officer's recommendations with respect to the 2003 bonus amounts of certain members of senior management of the Corporation including certain of the Named Executive Officers, and recommended the grant of stock options to such individuals as well as other members of senior management of the Corporation and its subsidiaries, as noted above. Having given effect to these recommendations, the committee is of the view that the 2003 compensation arrangements for such members of senior management are, in the aggregate, adequate and competitive with current industry standards.

The terms of Mr. Walker's annual compensation and other compensation referred to in the Summary Compensation Table reflect the compensation and benefits provided to him under his employment contract with the Corporation which was entered into in fiscal 2001 prior to the Corporation's initial public offering. The term of Mr. Walker's employment contract is of an indefinite duration. In December 2003 the committee, after reviewing the consultant's comparative report of 2003 compensation referred to above, recommended a grant to Mr. Walker of 150,000 options to purchase Class A Subordinate Voting Shares of the Corporation. Such options vest over a five year period and expire on July 31, 2010. The stock option grant was intended to provide Mr. Walker with total compensation competitive with the chief executive officers of the Corporation's comparator group and is consistent with the committee's long-term incentive philosophy of encouraging key members of senior management such as Mr. Walker to remain with the Corporation over the longer term and to further align his interests with those of the Corporation's shareholders.

The Corporation believes that its continued strong, profitable growth positions it for long-term growth in shareholder value, and justifies competitive financial rewards for executive officers which are primarily contingent on the continued profitability of the Corporation.

The foregoing report is submitted by the Corporate Governance and Compensation Committee of the Board:

Edward C. Lumley (Chairman)	Neil G. Davis	Vincent J. Galifi	Louis E. Lataif

SHAREHOLDER PERFORMANCE REVIEW GRAPH

The following graph compares the total cumulative shareholder return (including dividends) until December 31, 2003 for Cdn.$100 invested in Class A Subordinate Voting Shares of the Corporation on August 9, 2001, being the date of the completion of the initial public offering, with the cumulative total return of the S&P/TSX Composite Index for the same period. The December 31, 2003 values of each investment are based on share price appreciation or depreciation plus dividend reinvestment.

Value of Cdn.$100 invested on August 9, 2001

	August 9, 2001	December 31, 2001		December 31, 2002		December 31, 2003
Intier Automotive Class A Subordinate Voting Shares	Cdn.$100.00	Cdn.$	93.16	Cdn.$	82.39	Cdn.$	112.09
S&P/TSX Composite Index	Cdn.$100.00	Cdn.$	100.45	Cdn.$	85.96	Cdn.$	111.66

The total cumulative shareholder return for Cdn.$100 invested in the Class A Subordinate Voting Shares at December 31, 2003 was Cdn.$112.09 compared to Cdn.$111.66 for the S&P/TSX Composite Index.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

Excluding routine indebtedness, none of the present or former directors, officers or employees of the Corporation or its subsidiaries or their respective associates were indebted at any time during fiscal 2003 to the Corporation or its subsidiaries in connection with the purchase of the Corporation's securities. The aggregate amount of indebtedness as at March 25, 2004 to the Corporation and its subsidiaries incurred other than in connection with the purchase of securities of the Corporation, excluding routine indebtedness, was approximately $67,100 in the case of present and former directors, officers and employees of the Corporation and its subsidiaries and their respective associates. None of such indebtedness is owed to the Corporation or its subsidiaries by a director, executive officer or senior officer of the Corporation or their respective associates.

INTERESTS OF MANAGEMENT AND OTHER INSIDERS IN CERTAIN TRANSACTIONS

Affiliation Agreements

Concurrently with the closing of the initial public offering of the Corporation on August 9, 2001, the Corporation and certain of its subsidiaries entered into new, or amended existing, affiliation agreements dated as of January 1, 2001 with Magna and certain of its subsidiaries to formalize certain aspects of Intier Automotive's relationship with Magna and provide for payment of affiliation fees. The affiliation agreements provide that Magna will:

●

provide the Corporation and its subsidiaries with the right to identify themselves as part of the Magna group of companies by granting to the Corporation (and the applicable subsidiaries) a non-exclusive, worldwide licence to use trademarks which identify Magna and its goods, services and activities in order to identify Intier Automotive and its goods, services and activities as being affiliated with Magna;

●	provide the Corporation and its subsidiaries with access to Magna's core operating principles and to new policies and programs adopted by Magna from time to time;
●

provide the Corporation and its subsidiaries with access to Magna's senior management and make available details of any new management techniques and incentive programs as well as all marketing materials to the extent they are made available generally to Magna's other affiliates; and

●

grant the Corporation and its subsidiaries a sole and exclusive worldwide licence to use the "Intier" tradename and certain other trademarks used by the Corporation and its subsidiaries which are owned by Magna. The Corporation and its subsidiaries may not sublicense such tradenames and trademarks other than to their respective subsidiaries.

The aggregate affiliation fees payable by the Corporation and certain subsidiaries to Magna in respect of each fiscal year will be an amount equal to:

●	1.5% of the first $3 billion of the Corporation's consolidated net sales for that year;
●	1% of the next $3 billion of the Corporation's consolidated net sales for that year; and
●	0.75% of the Corporation's consolidated net sales exceeding $6 billion;

provided that sales from acquired businesses will not be subject to a fee until January 1 of the year following the date of the acquisition, and will be subject to a fee equal to 50% of the fee with respect to the Corporation's other sales in the calendar year following the date of the acquisition, and to the full fee in the second calendar year following the date of the acquisition and thereafter. The affiliation agreements also provide that in the event that certain of the benefits and/or services to be provided by Magna are in fact provided by another affiliate of Magna, Magna will reduce the affiliation fees by an equitable amount having regard to the fees paid for such benefits and/or services by Intier Automotive to such Magna affiliates. The aggregate affiliation fee in respect of fiscal 2003 was $60.8 million.

Under the affiliation agreements the Corporation and its subsidiaries and Magna and its subsidiaries have reciprocal rights to obtain non-exclusive licenses to each other's present and future intellectual property (other than tradenames and trademarks) upon normal commercial terms, to use any such intellectual property in a geographical area or field of use in which the Corporation and its subsidiaries or Magna and its subsidiaries, respectively, do not intend to use such intellectual property, and in respect of products which do not then compete with products produced or then intended to be produced by the Corporation and its subsidiaries; provided that the Corporation and its subsidiaries do not have the right to obtain any intellectual property of any subsidiary of Magna that is a public company. The affiliation agreements also provide that Intier Automotive will consult with Magna with respect to future research and development and marketing efforts.

The affiliation agreements with Magna provide that Magna is not liable to Intier Automotive for any loss or damages resulting from or arising out of any action taken (or not taken) by Magna in good faith under the affiliation agreements. In addition, Intier Automotive has agreed to indemnify Magna against claims of third parties with respect to the intellectual property of Magna used by the Corporation and its subsidiaries under the affiliation agreements.

The affiliation agreements with Magna are each effective for a fixed ten-year term ending July 31, 2011 and will thereafter be renewed automatically for further one-year terms unless terminated by Intier Automotive, Magna or their respective subsidiaries upon six months' notice prior to the applicable date of renewal. Intier Automotive's Corporate Constitution provides that the affiliation agreements may not be amended to increase the affiliation fees paid by Intier Automotive to Magna without the prior approval of the holders of the Corporation's Class A Subordinate Voting Shares and the Corporation's Class B Shares, each voting as a separate class. If the affiliation agreements are terminated for any reason, Magna is required to enter into a licence agreement with Intier Automotive pursuant to which Magna will, for a commercially reasonable royalty fee to be negotiated by Magna and the Corporation and paid by the Corporation to Magna, extend for 15 years from the date of such termination the Corporation's sole and exclusive, worldwide licence to the "Intier" tradename and trademarks (subject to Magna's rights with respect to licensing to the Corporation the use of these trademarks and tradenames, as described above). If the Corporation and Magna are unable to agree on the amount of such royalty fee, the dispute will be submitted to binding arbitration.

The affiliation agreements also provide that all programs established by Magna for the general benefit of Magna's employees (other than future contributions into the Magna employee equity participation and profit participation program now that the Corporation has established the Intier Automotive employee equity participation and profit participation program) will be made available to the Corporation's employees, and that Intier Automotive will pay its pro rata share of the costs of these programs. Such programs include the Employee Hot Line, the Employee Advocate, and the Employee Relations Advisory Board. Pursuant to the affiliation agreements, Magna will provide Intier Automotive with assistance in further developing the Corporation's employee equity participation and profit participation program.

Social Commitment Agreement

Intier Automotive's Corporate Constitution provides that a maximum of 2% of its pre-tax profits in each fiscal year shall be allocated to the promotion of social objectives. The Corporation entered into a social commitment agreement dated as of January 1, 2001 with Magna concurrently with the closing of the Corporation's initial public offering on August 9, 2001 that requires the Corporation to contribute 1.5% of its pre-tax profits in each fiscal year to social and charitable programs coordinated by Magna or other charitable or non-profit organizations on behalf of Magna and its affiliates, including the Corporation and its subsidiaries. The aggregate social commitment fee in respect of fiscal 2003 was $1.8 million.

Service Company

Prior to the completion of the Corporation's initial public offering, the Corporation entered into an agreement with a service company subsidiary of Magna for a term of one year to provide to the Corporation management and administrative services specifically agreed to by the parties, including legal services, environmental services, administrative, tax and internal audit staff, insurance, treasury, information systems, immigration, employee pension and benefit and employee relations services, in return for specific amounts negotiated between Intier Automotive and Magna subject to an aggregate maximum amount of $6.5 million, over the one-year term. The aggregate amount of such services provided by Magna to the Corporation was $3.6 million for fiscal 2003. This agreement may be extended upon the mutual agreement of the parties and has been for the past two years.

Master Precision Agreement

On December 19, 2003, a subsidiary of the Corporation entered into a purchase and sale agreement with a subsidiary of Magna whereby the Corporation's subsidiary agreed to acquire the capital assets related to the parking brake and pedal assembly business carried on by the Master Precision division of the Magna subsidiary for a purchase price of $2.1 million, subject to certain adjustments. Magna's subsidiary has also agreed to pay the Corporation's subsidiary up to $7.4 million for purchasing such business and incurring incremental costs associated with relocating the acquired assets and revalidating the business.

Registration Rights Agreement

Concurrently with the closing of the Corporation's initial public offering, the Corporation entered into a registration rights agreement with Magna in which it has agreed to register or qualify its Class A Subordinate Voting Shares held by Magna under United States securities laws and/or Canadian securities laws in order to facilitate the sale of such shares. The registration rights agreement restricts the number of times registration may be required to a total of four. The registration rights agreement also provides Magna with certain unlimited "piggy-back" rights to have its Class A Subordinate Voting Shares registered or qualified, including when the Corporation effects a treasury offering of its shares. In addition, if at any time the Corporation effects a treasury offering of Class A Subordinate Voting Shares, Magna may require that up to 35% of the shares offered be Class A Subordinate Voting Shares owned by Magna. Magna will bear all underwriters' commissions and discounts associated with any shares it sells; however, the Corporation will bear the expenses (other than underwriters' commissions and discounts) associated with registrations effected under the registration rights agreement. The Corporation is not permitted to grant to any person registration rights which are superior in any fashion to those granted to Magna under the registration rights agreement without Magna's approval.

Intier Automotive Deferred Profit Sharing Plan

All of the Corporation's eligible Canadian, U.S., U.K. and Austrian employees are members of the Intier Employee Equity Participation and Profit Participation Program, which consists of separate Intier Automotive deferred profit sharing plans in Canada, the United States, the United Kingdom and Austria which invest primarily in the Corporation's Class A Subordinate Voting Shares, independent Intier Automotive employee pension plans in certain jurisdictions and cash payments to eligible Intier Automotive employees. Certain of Intier Automotive's eligible North American, U.K. and Austrian employees continue to participate in Magna's deferred profit sharing plan but only to the extent that units attributable to these persons which were held prior to the adoption of Intier Automotive's deferred profit sharing plan in 2002 remain in Magna's deferred profit sharing plan.

Purchases and Leases with Affiliated Companies

Intier Automotive buys and sells materials from Magna and its other affiliates on an ongoing basis in the normal course of its business. As such, Magna is both a supplier to and customer of Intier Automotive, and these transactions typically are on normal commercial terms after a competitive quoting process which would include third party participants. During fiscal 2003 Intier Automotive sales of materials to Magna and its affiliates were $14.5 million and Intier Automotive's purchases of materials from Magna and its affiliates were $21.8 million. Intier Automotive also leases various land and buildings used in its operations from MI Developments Inc., an affiliated company ultimately controlled by the Stronach Trust. Intier Automotive's lease payments to MI Developments Inc. and its affiliates in fiscal 2003 were approximately $12.5 million. These transactions were also typically on normal commercial terms.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation participates with Magna and its subsidiaries in the purchase of directors' and officers' liability insurance, which provides, among other things, coverage for executive liability of up to $255 million (per occurrence and in the aggregate for all claims made during the policy period of August 1, 2001 through August 1, 2004) for directors and officers of the Corporation and its subsidiaries, subject to a $250,000 aggregate deductible for executive indemnification. This policy does not provide coverage for losses arising from the breach of fiduciary responsibilities under statutory or common law or from the violation or enforcement of pollutant laws and regulations. Intier Automotive's allocation of the premium payable in respect of the second year of the policy period from August 1, 2002 to August 1, 2003 for the executive indemnification portion of this insurance policy is approximately Cdn.$232,217. Intier Automotive's allocation of the premium payable in respect of the third year of the policy period from August 1, 2003 to August 1, 2004 for the executive indemnification portion of this insurance policy is approximately Cdn.$287,568.

SHAREHOLDER PROPOSALS

Proposals of shareholders intended to be presented at the Annual Meeting of Shareholders to be held in calendar 2005 must be received by the Corporation at its principal executive offices for inclusion in its management information circular/proxy statement on or before March 7, 2005.

OTHER MATTERS

Management is not aware of any amendments or variations to matters identified in the Notice or of any other matters that are to be presented for action to the Meeting other than those described in the Notice.

Information stated in this Circular is dated as at March 31, 2004 except where otherwise indicated. The contents and the mailing of this Circular have been approved by the Board.
Donald J. Walker President, Chief Executive Officer and Chairman	Bruce R. Cluney Secretary

A copy of this Circular and the Annual Report containing the financial statements of the Corporation and Management's Discussion and Analysis of Results of Operations and Financial Condition, will be sent to any person upon request in writing addressed to the Secretary at the Corporation's principal executive offices set out in this Circular. Such copies will be sent to any shareholder without charge.

SCHEDULE "A"
AUDIT COMMITTEE CHARTER/MANDATE
Purpose
1.

The Audit Committee of the Board of Directors (the "Committee") of the Corporation shall provide assistance to the Board of Directors of the Corporation (the "Board") in fulfilling its oversight responsibilities to the Corporation's shareholders with respect to the integrity of the Corporation's financial statements and reports and financial reporting process. In so doing, it is the responsibility of the Committee to maintain free and open communication between the Board, the independent Auditor, the internal auditors for the Corporation (the "Internal Auditors") and financial management of the Corporation and monitor their performance.

Organization
2.

The Committee shall be composed of not less than three (3) nor more than five (5) members who each shall be financially literate and the Committee member(s) shall have the accounting or related financial management expertise of a nature and kind necessary to comply with the legal regulatory and other requirements applicable to the Corporation from time to time. Each of such members shall qualify as independent within the applicable rules of the United States Securities and Exchange Commission ("SEC") and the Nasdaq National Market ("Nasdaq") or other Canadian or other applicable regulatory authorities which are in effect from time to time. In addition, each member of the Committee shall not serve on the audit committees of more than three other boards of directors of other public companies. The Board shall annually appoint the members of the Committee and appoint a Chairman from amongst those appointed, to hold office until the next annual meeting of shareholders of the Corporation. The members of the Committee shall serve at the pleasure of the Board and vacancies occurring from time to time shall be filled by the Board.

3.	A majority of the members of the Committee shall constitute a quorum and all actions of the Committee shall be taken by a majority of the members present at the meeting.
4.

Meetings of the Committee shall be called by the Chairman of the Committee, and may be called by any member of the Committee, by the Chairman, the President and Chief Executive Officer, the Executive Vice-President, Finance or the Secretary of the Corporation, by the head of the Corporation's Internal Auditors or by the independent Auditor of the Corporation. The Committee shall keep regular minutes of its meetings which shall be reviewed and approved by the Committee at subsequent meetings and such minutes will be retained in the corporate records of the Corporation.

5.

Unless otherwise determined by the Committee, the Secretary or an Assistant Secretary of the Corporation shall act as Secretary of the Committee and shall provide the independent Auditor, the Chairman, the President and Chief Executive Officer, the Executive Vice-President, Finance of the Corporation, the Internal Auditors and each member of the Committee with notice of each meeting of the Committee, all of whom shall be entitled to attend each Committee meeting. The Chairman of the Committee or the Committee may request any officer or employee of the Corporation or its affiliates to attend a Committee meeting.

6.	In addition to any meeting of the Committee called pursuant to Section 4 above, the Committee shall meet with Management and the independent Auditor of the Corporation within:
(a)

sixty (60) days or such lesser period as may be prescribed by applicable law, following the end of each of the first three financial quarters of the Corporation, but in any event prior to the release of the financial results for each such quarter and their filing with the applicable regulatory authorities, to review and discuss the financial results of the Corporation for the preceding fiscal quarter and the related Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A") and, if satisfied, report thereon to, and recommend their approval by, the Board and their inclusion in the Corporation's required regulatory filings for such quarter; and

(b)

ninety (90) days or such lesser period as may be prescribed by applicable law, following the financial year-end of the Corporation, but in any event prior to the release of the financial results for the financial year and their filing with the applicable regulatory authorities, to review and discuss the audited financial statements of the Corporation for the preceding fiscal year and the related MD&A and, if satisfied, report thereon to, and recommend their approval by, the Board and the Corporation's shareholders as required by applicable law and their inclusion in the Corporation's Annual Report and other required regulatory filings.

In reviewing the quarterly and annual financial results the Committee shall ensure that there are adequate procedures for review of such financial results, including timely review by the independent Auditor.

7.

For the purpose of performing their duties and responsibilities, the members of the Committee shall have full access to and the right to discuss any matters relating to such duties with Management, any employee of the Corporation, the Internal Audit Department staff, the independent Auditor or any advisers of the Corporation, as well as the right to inspect all books, records and facilities of the Corporation and it subsidiaries and shall be permitted to discuss such books, records and facilities and any other matters relating to the financial position of the Corporation with the employees, officers and the independent Auditor and other external advisors of the Corporation and the Internal Auditors.

8.

The Committee may retain outside financial, legal and other experts at the expense of the Corporation as it deems reasonably necessary to assist and advise the Committee in carrying out the Committee's duties and responsibilities.

Duties and Responsibilities
9.

With respect to audit related matters and in addition to the duties and obligations of the Committee under applicable law, the Committee may examine and consider such matters in relation to the internal and external audit of the Corporation's accounts (including the results of such audits), financial controls, financial reporting and in relation to the general financial affairs of the Corporation as the Committee may deem necessary or desirable except for those matters specifically delegated by the Board to another standing Board committee or retained by the Board.

In carrying out the Committee's responsibilities, the Committee shall:
(a)

be directly responsible for the appointment, compensation, retention and oversight of the work of the independent Auditor, including resolution of disagreements between management and the independent Auditor regarding financial reporting or related work or performing other audit, review or attest services for the Corporation;

(b)

pre-approve, or establish procedures and policies for the pre-approval of, the engagement and compensation of the independent Auditor in respect of the provision of (i) all audit, audit -related, review or attest engagements required by applicable law and (ii) all non-audit services permitted to be provided by the independent Auditor in accordance with applicable law and the rules of any applicable regulatory authority, including the SEC and the OSC;

(c)

review and approve the objectives and general scope of the external audit (including the overall audit plan, the proposed timing and completion dates and discuss the external audit with the independent Auditor;

(d)

evaluate the performance, quality control procedures and efficiency of the independent Auditor in carrying out its responsibilities, be solely responsible for recommending to the Corporation's shareholders the appointment, re-appointment or termination, the compensation and the overall oversight of the independent Auditor and review such Auditor's independence within the applicable rules of the SEC, Nasdaq, the Toronto Stock Exchange or other Canadian or other applicable regulatory authorities which are in effect from time to time, including the receipt at least annually of a disclosure report from the independent Auditor regarding the Auditor's independence as required by Independence Standards Board Standard No. 1 or other applicable regulatory requirements;

(e)

satisfy itself generally that there is a good working relationship between Management and the independent Auditor, review any management letters or other reports of the independent Auditor and discuss any material differences of opinion between Management and the independent Auditor;

(f)

satisfy itself that Management has established and is maintaining an adequate and effective system of internal financial and accounting controls and is responding on a timely basis to any significant weaknesses which have been identified, meet with and review significant reports of the Internal Auditors and the independent Auditor relating to such internal controls and review the appointment, termination and replacement of the Internal Auditors, the scope of the Internal Auditors' work plan and the overall performance, staffing and resources of the Internal Auditors;

(g)

review annually Management's overall review, assessment and report relating to the effectiveness of the Corporation's internal financial controls and procedures in respect of each fiscal year of the Corporation as well as the independent Auditors' attestation of such assessment in each case when required under applicable law;

(h)

review the (i) selection of, quality of application of, and proposed material changes to critical accounting principles and practices and related judgments, and (ii) alternative GAAP treatments for policies and practices related to material items including the ramifications of such alternative disclosures or treatments and any recommended treatment, to ensure that they are appropriate and consistent with the Corporation's needs and applicable requirements, and discuss the same with the independent Auditor;

(i)

review with Management and the independent Auditor any issues raised by regulators, governmental agencies and any employee complaints or published report, which potentially raise material issues regarding the Corporation's financial statements or accounting or auditing practices;

(j)

review on behalf of the Board, any actual or potential illegal, improper or fraudulent behaviour which may have a negative effect on the integrity or reputation of the Corporation, review the findings of any regulatory authorities in relation to the financial affairs of the Corporation and review and approve the Corporation's Code of Ethics and Conduct and monitor compliance with the Corporation's Code of Ethics and Conduct which may be in effect from time to time, including where applicable, reviewing requests for waivers or variances from such Code;

(k)

satisfy itself that where there are significant unsettled issues that do not affect the audited financial statements (e.g. disagreements regarding correction of internal control weaknesses or the application of accounting principles to proposed transactions), that there is an agreed course of action leading to the resolution of these matters;

(l)	assess with Management the Corporation's material risk exposures and the Corporation's actions to monitor and control such exposures;
(m)	review and approve the hiring of former employees of the independent Auditor who were engaged on the Corporation's account within the last three years prior to such hiring;
(n)

discuss with the independent Auditor the matters required to be discussed by the Statement of Auditing Standards No. 54, 61, 89 and 90 (and comparable generally accepted auditing standards in Canada) and other applicable standards or requirements in effect from time to time relating to the conduct of the audit and quarterly review of the interim financial results;

(o)	review all material off-balance sheet transactions and the related accounting presentation and disclosure;
(p)	review and assess this Audit Committee Charter annually and make recommendations to the Board for such changes to the Charter as the Audit Committee shall consider necessary or desirable;
(q)

prepare the Audit Committee report in the form and at the time required by the applicable rules of Nasdaq, SEC or other regulatory authorities which are in effect from time to time for inclusion in the Corporation's Annual Report and/or information circular/proxy statement;

(r)

review and approve in advance all non-audit services otherwise permitted at law to be provided by the independent Auditor to the Corporation, provided that the Committee may pre-approve certain services within designated thresholds on an annual basis and further provided that the Committee may delegate to the Chairman of the Committee or such other members of the Committee that it deems appropriate certain pre-approval authority. Any such approvals granted by such persons shall be reported at the next regularly scheduled meeting of the Committee;

(s)

review and, where appropriate, approve all public disclosure documents of the Corporation containing financial information or forecasts of the Corporation prior to its release, including all press releases containing such information or forecasts;

(t)

establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls, illegal, improper or fraudulent behaviour, audit related matters and the confidential, anonymous submission of complaints by employees of the Corporation regarding such matters; and

(u)	perform such other functions as requested or delegated by the Board from time to time or as required by the Corporation's articles and by-laws, applicable law or applicable regulatory agencies.
10.

Notwithstanding the foregoing and subject to applicable law, the Committee shall not be responsible to plan or conduct internal or external audits or to determine that the Corporation's financial statements are complete and accurate and are in accordance with generally accepted accounting principles as these are the responsibility of Management, the Internal Auditors and the independent Auditor. This Charter has been established to assist in ensuring sound business practices within the Corporation and to ensure the Corporation's compliance with applicable laws or regulations and applicable standards of liability under statutory and regulatory requirements for the directors of the Corporation or members of the Committee.

SCHEDULE "B"
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Intier Automotive Board believes that effective corporate governance practices and policies are necessary to the well-being of the Corporation and assist in creating shareholder value. The Corporation has adopted certain procedures, in addition to its Corporate Constitution described below, to ensure that effective corporate governance practices are followed and the Board functions independently of management.

Intier Automotive's Corporate Constitution

The Corporation has a unique, entrepreneurial and decentralized corporate culture which is a direct reflection of its heritage as a member of the Magna group of companies since 1987. Many of the Corporation's historical operating principles and corporate governance practices which it adopted through Magna are now contained in its Corporate Constitution. The policies contained in the Corporation's Corporate Constitution attempt to strike a balance between the Corporation's stakeholders - its employees, managers and investors - by describing their respective rights and, in the case of management, imposing certain responsibilities or disciplines. The Corporate Constitution is part of the Corporation's governing charter documents (its Articles) and is therefore subject to enforcement by any shareholder.

The policies reflected in the Corporate Constitution, which define the rights of the stakeholders to participate in the Corporation's profits and growth while at the same time subjecting management to certain disciplines, include the following:

(1)

A majority of the members of the Corporation's Board must be individuals who are not officers or employees of the Corporation or related to such officers or employees. In addition a minimum of two directors must be individuals who are not officers, directors or employees of the Corporation's affiliates (including Magna) or related to such officers, directors or employees.

(2)

Shareholders are entitled to certain minimum annual dividend distributions, i.e., on average 20% of the Corporation's after-tax profits over a rolling three financial year basis thereafter (the "Dividend Policy").

(3)

Class A Subordinate Voting shareholders may directly elect two directors if a 4% return on capital is not achieved on average over a rolling two financial year basis or the dividends required under the Dividend Policy are not distributed.

(4)

Class A Subordinate Voting and Class B shareholders, with each class voting separately, will have the right to approve any investment by the Corporation in an unrelated business in the event such investment together with all other investments in unrelated businesses exceeds 20% of Intier Automotive's equity.

(5)

Certain specific distributions of adjusted pre-tax profits relating to employee profit participation (10%) (commencing not later than 2003), executive compensation (maximum 6%), the support of social objectives (maximum 2%) and research and development (minimum 7%) are required.

These policies represent another aspect of Intier Automotive's unique, entrepreneurial corporate culture, in addition to the operational and compensation philosophies described in the Corporate Governance and Compensation Committee's Report on Executive Compensation (see "Compensation of Directors and Executive Officers - Report on Executive Compensation" in the Circular) as well as the Intier Automotive Employee Charter of Rights.

The Toronto Stock Exchange Guidelines

The following statement describes the Corporation's approach to corporate governance with specific reference to each of the fourteen (14) TSX Guidelines for effective corporate governance as referenced in Sections 472 to 474 of the TSX Company Manual (the "TSX Guidelines").
TSX Guideline	Corporate Governance Practice of Intier Automotive

The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:

The Board is responsible for the overall stewardship of the Corporation. It oversees the business and affairs of the Corporation, supervises senior management's day-to-day conduct of business, establishes or approves overall corporate policies where required and involves itself jointly with management in ensuring the creation of shareholder value and the preservation and protection of the Corporation's assets as well as in establishing the Corporation's strategic direction. The Board acts in accordance with its written charter, the Corporation's articles (including the Corporation's Corporate Constitution) and by-laws and other applicable laws. The Board acts through regularly scheduled Board meetings, which are held on a quarterly basis, with additional meetings being scheduled when required. A separate strategic planning and business plan meeting is also held each year. There were six (6) meetings of the Board during fiscal 2003 and there have been an additional two (2) meetings thus far in 2004. In addition, there is continued communication between senior management and Board members between meetings both on an informal basis and through committee meetings.

(a) adoption of a strategic planning process;

The Corporation has implemented after its initial public offering a strategic planning process which directly involves the Board. This process has now been formalized as an explicit annual requirement in the Board Charter. Through this process, the Board participates in a meeting with management devoted to strategic planning in which future trends and risks in the automotive industry over a three to seven year horizon are jointly identified. Specific product strategies and three-year business plans are presented by management for discussion. Capital expenditure projections for the following financial year are reviewed and a budget approved at the conclusion of the meeting. Updates on industry trends, product strategies, potential acquisitions, new product and technology developments, major new business, capital expenditures and specific operational problem areas/action plans are presented by management and discussed as part of a management report at each regular quarterly Board meeting.

(b) the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks;

By means of both the annual strategic planning meeting and quarterly updates by management, the Board identifies and reviews with management the principal business risks and receives reports of management's assessment of and proposed responses to those risks as they develop in order to ensure that all such risks are being appropriately managed. In addition, each of the Audit Committee, the Corporate Governance and Compensation Committee and the Health and Safety and Environmental Committee identify, implement and monitor internal and external systems in order to address risks that fall within their respective mandates.

(c) succession planning, including appointing, training and monitoring senior management;

Intier Automotive has adopted Magna's long-established policy of profit-based compensation. This policy has continued to be followed by the Corporate Governance and Compensation Committee in order to attract, retain and motivate skilled and entrepreneurial management and employees and to ensure that management performance (as measured by the Corporation's profitability) bears a direct relationship to their level of compensation. See "Compensation of Directors and Executive Officers - Report on Executive Compensation" in the Circular. In accordance with its Charter, the Corporate Governance and Compensation Committee is involved in reviewing management succession and manpower planning issues and succession planning. The President and Chief Executive Officer reviews management succession and development and management performance with the Committee on an annual basis. While the responsibility for direct training has traditionally been left to senior management, the Board satisfies itself that the necessary levels of skill and experience exist when reviewing and making appointments.

(d) a communications policy for the corporation;

Through its adoption of a corporate disclosure policy for the Corporation, the Board has ensured that a program is in place to effectively communicate with the Corporation's stakeholders, including shareholders, employees and the general public in accordance with applicable disclosure requirements. The Corporation's Executive Vice-President and Chief Financial Officer and other authorized investor communications personnel are responsible for responding to all shareholder communications and for the operation of Intier Automotive's investor communications program. This program includes industry analyst conference calls which are accessible by the general public and which explain the Corporation's financial results and business objectives and strategies for the future. Management reports quarterly to the Board on the financial markets and the Corporation's market performance versus its peers. The Board and the appropriate members of senior management review and approve all material investor communications, including press releases involving the dissemination of quarterly financial information and all material regulatory disclosure documents. The Board and management also place great emphasis on the Corporation's employee communications program, which is administered by Intier Automotive's Employee Relations Department, particularly the management of its unique Employee Charter of Rights. This program includes monthly employee communications meetings, as well as the maintenance of an employee hot line and divisional fairness committees to directly address individual employee concerns.

(e) the integrity of the corporation's internal control and management information systems.

The Board is responsible under the Board Charter for ensuring the integrity of management and for ensuring a culture of integrity is maintained throughout the organization. As part of this responsibility, the Board, through the Audit Committee, has ensured that effective systems are in place to monitor the integrity of the Corporation's internal control and management information systems in its delegated areas. The Audit Committee meets quarterly prior to each quarterly Board meeting and receives each quarter an internal audit report which reviews the status of internal audits completed the previous quarter as well as any significant audit findings related to the audits and management's action plan to address such findings.

The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director. If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.

The application of the definition of "unrelated director" to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder. Management directors are related directors. The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.

In order to assess the Corporation's compliance with the TSX Guidelines and the Corporate Constitution, the Board and the Corporate Governance and Compensation Committee have considered the personal circumstances and background of each of the members of the Board. After such review, a majority of the current Board members (Messrs. Cotti, Davis, Lataif, Lumley and Worrall and Dr. Streicher) are viewed by the Intier Automotive Board as "unrelated directors" as they are "free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding". Dr. Streicher served as the Managing Director and Chairman of the Board of Steyr-Daimler-Puch AG (whose successor is a member of the Magna group of companies) immediately prior to Magna's acquisition of such company in 1998. Mr. Lataif is also a member of the board of directors of the Corporation's affiliate, Magna Entertainment Corp. and Mr. Davis is a member of the board of directors of the Corporation's affiliate, Decoma International Inc. Mr. Cotti is the Chairman of the International Advisory Board of the Credit Suisse Group, an affiliate of which acted as underwriter in conjunction with the Corporation's initial public offering, which was completed in August 2001. BMO Nesbitt Burns, the investment banking firm employing Mr. Lumley, also performed underwriting services for the Corporation in conjunction with such transaction. This assignment was made on a competitive basis and approved by the Magna Board. BMO Nesbitt Burns also acts as Co-Lead Arranger and Syndicate Agent of the Corporation's $385,000,000 Senior Credit Facility. In addition, Mr. Lumley serves as Lead Director of Magna, the Corporation's significant shareholder, as well as a director of Magna Entertainment Corporation, an affiliate of the Corporation.

The Board and the Corporate Governance and Compensation Committee have considered each of these relationships and transactions, together with the background and business relationships of all of the other above-referenced members of the Board and has concluded that they do not affect such member's independence as directors of the Corporation. The Board believes that these relationships are neither "material" to the Corporation nor do they interfere with or compromise such directors' "ability to act with a view to the best interests of the Corporation". Intier Automotive accordingly believes all such six (6) directors referred to above are "unrelated" within the meaning of TSX Guidelines. The other three (3) Board members are related, Mr. Walker being a member of management, Mr. Wolf being a senior officer and director of Magna as well as a director of certain of the Corporation's joint ventures, and Mr. Galifi being a senior officer of Magna. Magna is a significant shareholder by virtue of its voting control of the Corporation through its Class B shareholdings. See "Voting Securities and Their Principal Holders" in the Circular. Other than Mr. Lumley who serves as an unrelated director of Magna, none of the six (6) "unrelated" directors have interests in or relationships with Magna or its significant shareholder, the Stronach Trust, and Intier Automotive therefore believes that the Board's composition appropriately reflects the investment in the Corporation by its shareholders other than Magna. See "Matters to be Acted on at the Meeting - Election of Directors" for more information about each of the directors.

The board of directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.

While Intier Automotive has not established a separate Nomination Committee, the Corporate Governance and Compensation Committee, in accordance with its mandate, has and will continue to recommend to the Board: (i) changes in the size, composition and structure of the Board and of the committees of the Board; and (ii) suitable candidates for nominees for election or for appointment as directors. In addition, Mr. Lataif, Lead Director of the Board, whose duties include representing the Corporation's outside and unrelated directors in discussions with senior management on corporate governance issues and other issues, will also assist in identifying potential nominees to the Board.

Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.

The Board has recently adopted a self-assessment process to assess the effectiveness of the Board and each of its committees as a whole. As part of such process, each Board member is asked to rate certain Board priorities over the short and long term and to provide feedback on Board responsibilities, operations and effectiveness. The Corporate Governance and Compensation Committee, in conjunction with the Lead Director and the other committees of the Board, then review the results of the assessment with a view to address any issues that are identified within their respective mandates as well as assist in developing short and longer term Board priorities.

Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.

Intier Automotive ensures that new Board recruits are provided with a basic understanding of its business to assist them in contributing effectively from the commencement of their election by the Board and/or shareholders. This includes an orientation package as well as the opportunity for each new member to meet with senior management and operational personnel and to visit the Corporation's manufacturing and other facilities. Following their election, Board members have accepted invitations to visit operational facilities and engage in discussions with individual corporate or operational managers. Directors are also able and encouraged to take professional development courses at the Corporation's expense.

Every board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

The Board currently consists of nine (9) members. The Corporation intends to maintain a functional Board of between seven (7) and twelve (12) members in order to facilitate effective and efficient decision making. While there are no specific criteria for Board members, Intier Automotive attempts to maintain a diversity of personal experience and background, particularly amongst the "unrelated" directors. The Corporate Governance and Compensation Committee annually assesses the effectiveness of the Board, including its size.

The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

Directors who are not employees of the Corporation or its affiliates are currently paid certain annual retainer and per meeting fees as well as certain other forms of compensation described in "Compensation of Directors and Executive Officers - Directors' Compensation" of the Circular. The Board of Directors has recently completed a review of the form and adequacy of these compensation levels relative to peer and other comparable companies of similar size and global presence, both within and outside the automotive industry, in order to ascertain the appropriate level of compensation for its Board members. The Board approved the increases to such compensation as identified in "Compensation of Directors and Executive Officers - Directors' Compensation" in the Circular effective January 1, 2004 to more appropriately reflect the increased responsibilities of the members of the Board.

Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors.

The Corporation has established three Board committees in order to permit the Board to delegate as well as share responsibility amongst the directors and to devote the necessary expertise and resources to a particular area. These committees are the Audit Committee, the Corporate Governance and Compensation Committee and the Health and Safety and Environmental Committee. With the exception of Mr. Walker who is a member of the Health and Safety and Environmental Committee, all of the members of these committees currently consist solely of "outside" directors and not less than a majority of the members are "unrelated" directors on each such committee. See "Matters to be Acted on at the Meeting - Board Committees" for a description of the Board Committees and their respective members.

Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues. This committee would, amongst other things, be responsible for the corporation's response to these governance guidelines.

The Corporate Governance and Compensation Committee, composed of Mr. Lumley (Chairman), Mr. Davis, Mr. Galifi and Mr. Lataif (the majority of whom are not employees, officers or former officers of the Corporation or its affiliates), operates under applicable law in addition to its written mandate. Mr. Galifi replaced Ms. Stronach on this committee after her resignation from the Board on January 20, 2004 and Mr. Lataif was appointed as an additional member on March 25, 2004. The Board has delegated to the Corporate Governance and Compensation Committee responsibility for developing the Corporation's approach to corporate governance issues, for assessing the effectiveness of the Corporation's system of corporate governance as a whole and for preparing the Corporation's response to the TSX Guidelines contained in this Circular. This committee also administers compensation related plans, including the Stock Option Plan and the newly established Canadian and U.S. pension plans; reviews management succession planning; reviews and makes recommendations to the Board regarding executive compensation, including the Chief Executive Officer's compensation, and provides its Report on Executive Compensation.

The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.

The mechanisms implemented by the Corporation to ensure Board independence from management include the "outside" director requirement in the Corporate Constitution and the existence of a majority of what the Board believes are "unrelated" directors. The Board has also recently adopted a Board Charter which, among other things, provides for which matters must be brought by the Chief Executive Officer and management to the Board for approval. In order to assist in defining the limits of management's authority the Board Charter sets forth the following specific matters requiring Board approval, in addition to those specific matters requiring prior Board approval under applicable laws, rules and regulations:

	●	the Corporation's interim and annual financial statements;
	●	strategic plans, business plans and capital expenditure budgets;
	●	raising of debt or equity capital and other major financial activities;
	●	executive hiring, compensation and succession;
	●	major organizational restructurings;
	●	spin-offs, as well as all material acquisitions and divestitures; and
	●	major corporate policies.

As previously indicated, each committee also has a formal written mandate or authorizing resolution outlining such committee's responsibilities and its obligation to report its recommendations to the Board.

The Board has not developed a formal position description for the Chief Executive Officer or specific written corporate objectives which the Chief Executive Officer is responsible for meeting. However, the Corporate Governance and Compensation Committee has considered the performance of the Chief Executive Officer in reviewing any changes to the Chief Executive Officer's employment terms and compensation (including long-term incentive compensation such as the 2003 award of stock options) and reviews the performance of other senior managers with the Chief Executive Officer during each financial year. See "Compensation of Directors and Executive Officers - Report on Executive Compensation" in the Circular.

Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the "lead director". Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board's relationship to management to a committee of the board.

Mr. Walker was appointed as Chairman on February 23, 2004, to replace Ms. Belinda Stronach after her prior resignation on January 20, 2004. Mr. Walker is also the President and Chief Executive Officer of the Corporation. However, during 2003, the Board created the Lead Director position (currently filled by Mr. Lataif) to ensure greater independence from management. The Lead Director's duties include representing the Corporation's "unrelated" directors in discussions with senior management of the Corporation and Magna as significant shareholder on corporate governance issues and related matters. The Corporate Governance and Compensation Committee is also responsible, in accordance with its mandate, for monitoring and assessing the relationship between the Board of Directors and management, defining the limits to management's responsibilities and ensuring that the Board of Directors is able to function independently of management. In addition, the Corporation believes that its current Board size facilitates direct and immediate communication among "unrelated" directors and between "unrelated" directors and management and permits individual directors to directly involve themselves in specific matters where their personal inclination or experience will assist the Board as a whole and management in dealing with a specific issue.

During the past year, members of the Board as well as committees of the Board have regularly met independently of management and intend to continue this process in the future. The Board believes that the combination of these structures and procedures allows the Board to function independently of management.

The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.

The Audit Committee, composed of Mr. Worrall (Chairman), Mr. Lataif and Mr. Lumley, operates under the Corporation's by-laws and applicable law in addition to its written mandate (which was revised in December 2003 in accordance with the new requirements of the SEC and NASDAQ). This committee has general authority in relation to the Corporation's financial affairs as well as the specific responsibility to review the Corporation's quarterly and annual financial statements and other financial information and report thereon to the Board, to evaluate the performance of, review the independence of, review and approve the annual audit and non-audit related fees of, and to make recommendations to the shareholders as to the annual appointment of the Auditors. In addition, the committee reviews the Management's Discussion and Analysis of Results of Operations and Financial Condition prior to its inclusion in the Corporation's Annual Report and quarterly reports to shareholders, and has certain responsibilities relating to internal and external audits, internal controls and procedures, the application of accounting principles, financial reporting and integrity, risk assessment and other matters. The Audit Committee also annually reviews and reassesses the adequacy of its written charter (mandate), receives and reviews with the Auditors the written disclosures and related letter from the Auditors, and reviews and discusses the independence of the Auditors, including the extent of non-audit services provided by the Auditors to the Corporation. There were six (6) meetings of the Audit Committee during fiscal 2003 attended by both management and representatives of the Auditors and, in most cases, the internal auditors. During each such meeting, the Audit Committee engaged in independent discussions with the external auditors without management being present so as to ensure there was direct and unrestricted communication with the external auditors. The Audit Committee intends to continue this practice in the future.

The board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.

Committees are empowered to engage outside advisors at the expense of the Corporation as recommended by this Guideline; however, no situation has arisen to date in which an individual director or committee member has expressed an interest in retaining, or has actually retained, an outside advisor at the expense of the Corporation. The Board would consider each such request on its merits at the time such request was made.

Other Corporate Governance Practices

In addition to the TSX Guidelines, the Corporation is subject to the corporate governance requirements of Nasdaq, the SEC, the Ontario Securities Commission and applicable corporate law. New legislative and other regulatory requirements have recently been adopted relating to the corporate governance of public companies, including the highly publicized Sarbanes-Oxley Act. In some cases, these rules and regulations are in final form, while in other cases, they remain in draft or are not yet in force. The Corporation is in compliance with the provisions of the above-noted regulatory initiatives which are in force and currently applicable. The Corporation and the Board of Directors continue to regularly monitor the remaining draft regulatory proposals to determine whether any changes to the Corporation's corporate governance structure is necessary or appropriate, and are actively taking steps to ensure the Corporation is in compliance with all new requirements in advance of their effective dates.